UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
28,313,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
28,313,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,313,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

16.8%
14.	Type of Reporting Person

CO
2

CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
28,313,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
28,313,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,313,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

16.8%
14.	Type of Reporting Person

IN
3

The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust as amended by Amendment No. 1 filed June 13, 2012, Amendment No. 2 filed June 27, 2012, Amendment No. 3 filed March 10, 2014, Amendment No. 4 filed September 9, 2014, Amendment No. 5 filed February 4, 2015 by FCMI and Mr. Friedberg (collectively, the “Filing Persons”) and Amendment No. 6 filed February 10, 2015 (as so amended, the “Statement”), relating to the common stock, without par value (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 7. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 7), the Filing Persons are the beneficial owners of a total of 28,313,966 shares of Common Stock. On May 20, 2015, the Issuer announced that it had issued 24,997,661 Common Shares in a private placement. The resulting increase in the total number of Common Shares outstanding in connection with the private placement reduced the Filing Persons’ beneficial ownership from 19.7% of the outstanding Common Shares, as reported in Amendment No. 6 to the Filing Persons’ Schedule 13D, to 16.8% of the Common Shares. Such beneficial ownership percentage has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 as a percentage of 168,741,761 Common Shares outstanding, consisting of 142,771,878 Common Shares outstanding on April 27, 2015, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 21, 2014, plus (i) 24,997,661 shares issued in the private placement announced by the Issuer, plus (ii) 972,222 shares issuable upon exercise of the Warrants owned by FCMI. For a description off such Warrants, see Item 4 of the Filing Persons’ Schedule 13D (Amendment No. 3) filed March 10, 2014. All such shares are owned directly by FCMI.

All shares beneficially owned by FCMI are presently outstanding, other than the shares issuable upon exercise of the Warrants. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI beneficially own any Common Stock.

None of the Filing Persons and none of the officers or directors of FCMI has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 7.

4

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2015

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

/s/ Albert D. Friedberg
Name: Albert D. Friedberg